Jason Duffy
Vice President

Insurance & Risk Management
FMR LLC
82 Devonshire Street, F3D, Boston, MA City, 02109-3614
Phone: 617-563-9480: Fax: 617-385-0811
jason.duffy@fmr.com

Fidelity INVESTMENTS

October 8, 2013

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20543

RE: Fidelity Investments Mutual Funds (FMR LLC)
Rule 17g Compliance Filing
Fidelity Bond Coverage Period: July 1, 2013 – July 1, 2014

To Whom it May Concern,

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for the first $35M excess of $15M in coverage:

Westchester Fire Insurance Company Policy No: DOXG21661612008
Participation: $10M x $15M

Everest Reinsurance Company Policy No: FL5FD00012-131
Participation: $10M x $25M

ICI Mutual Insurance Company Policy No: 87153313B
Participation: $15M x $35M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-13-000825.

Sincerely,

Jason R. Duffy

Enc.

Westchester Fire Insurance Company

Excess Liability Insurance Policy Declarations

This Policy is issued by the stock insurance company listed above (herein "Insurer").

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

Policy No.	DOX G21661612 008	
Item 1.	Insured Company: Principal Address:	ALL Fidelity Funds 82 Devonshire Street Mailzone F3D Boston MA 02109
Item 2.	Coverages Provided:	Financial Institution Bond
Item 3.	Followed Policy: Insurer: Policy Number:	 National Union Fire Insurance Company of Pittsburgh, PA. 04-406-40-33
Item 4.	Policy Period: From 12:01 A.M. 07/01/2013 To 12:01 A.M. 07/01/2014 (Local time at the address shown in Item 1.)	
Item 5.	Aggregate Limit of Liability: $10,000,000 for all Loss under all Coverages combined.	
Item 6.	Premium: Total Amount Due: Discovery Period Premium: 150 % of the Policy Period Premium	$59,500.00 $59,500.00
Item 7.	**NOTICE TO INSURER** **A. Notice of Claim, Wrongful Act or Loss:** ACE USA P.O. Box 5105 Scranton, PA 18505-0518 Fax: 877-746-4641 Email address for submitting Management Liability Claims, ManagementLiabilityFirstNotice@acegroup.com Email address for all other correspondence, ApolloProRiskACEIncoming@acegroup.com **B. All other notices:** ACE USA, Professional Risk Attention: Chief Underwriting Officer 1133 Avenue of the Americas, 32nd Floor New York, NY 10036	

Item 8. **Schedule of Underlying Policies:**

Insurer	Policy Number	Limits	Primary or Excess	Policy Period
National Union Fire Insurance Company of Pittsburgh, PA.	04-406-40-33	$15,000,000	Primary	07/01/2013- 07/01/2014

Item 9. **Prior Or Pending Proceeding Date: N/A**

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Date: 07/18/2013
MO/DAY/YR.

JOHN J. LUPICA, President
Authorized Representative

Westchester Fire Insurance Company

Excess Liability Insurance Policy

I. INSURING CLAUSE

The Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms and conditions of the Followed Policy, except as otherwise provided herein.

II. LIMIT OF LIABILITY

A. It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the Insurer(s) of the Underlying Policies;
2. another Insurer;
3. the Insureds; or,
4. any other person or entity,

shall have paid the full amount of the Underlying Limit and the full amount of the retention, if any, applicable to the primary Underlying Policy has been paid. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy or the Followed Policy, in determining whether any Loss is covered under this Policy. The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations.

B. In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the payment of Loss otherwise covered hereunder, then this policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy.

III. DEFINITIONS

A. The terms "Insurer", "Followed Policy", "Underlying Policies", "Policy Period" and "Aggregate Limit of Liability" have the meanings attributed to them in the Declarations.

B. The term "Underlying Limit" means an amount equal to the aggregate of all limits of liability as set forth in Item 8 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policy.

IV. UNDERLYING INSURANCE

A. This policy is subject to the same representations as are contained in the Application for the Followed Policy and the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and except as otherwise provided herein) as are contained in or as may be added to the Followed Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

B. If the Underlying Policies are not maintained in full effect during the Policy Period, the Insurer shall not be liable under this policy to a greater extent than it would have been had such Underlying Policies been so maintained.

C. If during the Policy Period or any Discovery Period the terms and conditions of the Followed Policy are changed in any manner, the Insureds shall give to the Insurer written notice of the full particulars thereof as

soon as practicable. This policy shall become subject to any such changes, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

If the terms or conditions of the Followed Policy are changed in any manner or differ in any respect from the binder for such Followed Policy, the Insurer shall have 30 days after receipt of the Followed Policy containing such changes to provide written objection to such changes. If such written objection is provided, such changes shall not apply to this policy and no coverage related to such changes shall apply. If such written objection is not provided within the time frame captioned above, such changes shall apply.

D. This policy shall follow the terms and conditions of any Prior or Pending Proceeding Exclusion, Prior or Pending Litigation Exclusion, or similar exclusion in the Followed Policy, but with respect to the application of such exclusion to this policy, the Prior or Pending Proceeding Date set forth in Item 9 of the Declarations shall apply.

V. GENERAL CONDITIONS

A. Discovery Period Premium: If the Insureds elect a discovery period or extended reporting period ("Discovery Period") as set forth in the Followed Policy following the cancellation or non-renewal of this policy, the Insureds shall pay to the Insurer the additional premium set forth in Item 6 of the Declarations.

B. Notice: All notices under this policy shall be given as provided in the Followed Policy and shall be properly addressed to the appropriate party at the respective address as shown in the Declarations.

C. Claim Participation: The Insurer shall be given the opportunity to effectively associate with the Insureds in the investigation, settlement or defense of any Claim even if the Underlying Limit has not been exhausted.

SIGNATURES

Named Insured **ALL Fidelity Funds**			Endorsement Number **1**
Policy Symbol **DOX**	Policy Number **G21661612 008**	Policy Period **07/01/2013 to 07/01/2014**	Effective Date of Endorsement **07/01/2013**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

THE ONLY SIGNATURES APPLICABLE TO THIS POLICY ARE THOSE REPRESENTING THE COMPANY NAMED ON THE FIRST PAGE OF THE DECLARATIONS.

By signing and delivering the policy to you, we state that it is a valid contract.

INDEMNITY INSURANCE COMPANY OF NORTH AMERICA (A stock company)
BANKERS STANDARD FIRE AND MARINE COMPANY (A stock company)
BANKERS STANDARD INSURANCE COMPANY (A stock company)
ACE AMERICAN INSURANCE COMPANY (A stock company)
ACE PROPERTY AND CASUALTY INSURANCE COMPANY (A stock company)
INSURANCE COMPANY OF NORTH AMERICA (A stock company)
PACIFIC EMPLOYERS INSURANCE COMPANY (A stock company)
ACE FIRE UNDERWRITERS INSURANCE COMPANY (A stock company)
WESTCHESTER FIRE INSURANCE COMPANY (A stock company)

436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703

CARMINE A. GIGANTI, Secretary

JOHN J. LUPICA, President

Authorized Representative

DISCLOSURE PURSUANT TO TERRORISM RISK INSURANCE ACT

Named Insured			Endorsement Number
ALL Fidelity Funds			2
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21861612 008	07/01/2013 to 07/01/2014	07/01/2013
Issued By (Name of Insurance Company)			
Westchester Fire Insurance Company			

THIS ENDORSEMENT IS ATTACHED TO AND MADE PART OF YOUR POLICY IN RESPONSE TO THE DISCLOSURE REQUIREMENTS OF THE TERRORISM RISK INSURANCE ACT. THIS ENDORSEMENT DOES NOT GRANT ANY COVERAGE OR CHANGE THE TERMS AND CONDITIONS OF ANY COVERAGE UNDER THE POLICY.

Disclosure Of Premium

In accordance with the federal Terrorism Risk Insurance Act, we are required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act. The portion of your premium attributable to such coverage is shown in this endorsement or in the policy Declarations.

Disclosure Of Federal Participation In Payment Of Terrorism Losses

The United States Government, Department of the Treasury, will pay a share of terrorism losses insured under the federal program. The federal share equals 85% of that portion of the amount of such insured losses that exceeds the applicable insurer retention. However, if aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

Cap On Insurer Participation In Payment Of Terrorism Losses

If aggregate insured losses attributable to terrorist acts certified under the Terrorism Risk Insurance Act exceed $100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Terrorism Risk Insurance Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

We are providing you with the terrorism coverage required by the Act. We have not established a separate price for this coverage; however the portion of your annual premium that is reasonably attributable to such coverage is: $ 0 .

Authorized Agent

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured **ALL Fidelity Funds**			Endorsement Number **3**
Policy Symbol **DOX**	Policy Number **G21661612 008**	Policy Period **07/01/2013 to 07/01/2014**	Effective Date of Endorsement **07/01/2013**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

ABSOLUTE TIE IN OF LIMITS ENDORSEMENT

It is agreed that Section II, **LIMITS OF LIABILITY**, is amended by adding the following subsection:

- Notwithstanding any of the terms of this Policy which might be construed otherwise, the maximum aggregate liability of the Insurer and any of its affiliates under this Policy and all other policies listed below, or any direct or indirect renewal or replacement thereof ("Other Policies"), combined, shall be $10,000,000. This is a sublimit which further limits and does not increase the Insurer's Limit of Liability otherwise set forth under this Policy or the Other Policies.

Other Policies:

Insurance Company	Named Insured	Policy Number
ACE American Insurance Company	All Fidelity Funds	DOX 23656280 005

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL Fidelity Funds			**4**
Policy Symbol **DOX**	Policy Number **G21661612 008**	Policy Period **07/01/2013 to 07/01/2014**	Effective Date of Endorsement **07/01/2013**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

UNDERLYING INSURER OR INSUREDS LIABLE TO PAY

It is agreed that this Policy is amended as follows:

A. The first sentence of Section II, **LIMIT OF LIABILITY**, subsection A, is deleted in its entirety and the following is inserted:

It is expressly agreed that liability for any covered Loss shall attach to the Insurer only after:

1. the insurer(s) of the Underlying Policies; or
2. the Insureds: (a) pursuant to an agreement with the insurer(s) of the Underlying Policies; or (b) because of the financial insolvency of the insurer(s) of the Underlying Policies;

shall have paid, in the applicable legal currency, the full amount of the Underlying Limit and the Insureds shall have paid the full amount of the uninsured retention, if any, applicable to the primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

B. Section II, **LIMIT OF LIABILITY**, subsection B, is deleted in its entirety and the following is inserted:

In the event and only in the event of the reduction or exhaustion of the Underlying Limit by reason of the insurer(s) of the Underlying Policy paying, or the Insureds, pursuant to subsection A above, paying, in the applicable legal currency, Loss otherwise covered hereunder, then this Policy shall, subject to the Aggregate Limit of Liability set forth in Item 5 of the Declarations: (i) in the event of reduction, pay excess of the reduced Underlying Limit, and (ii) in the event of exhaustion, continue in force as primary insurance; provided always that in the latter event this Policy shall only pay excess of the retention applicable to the exhausted primary Underlying Policy, which retention shall be applied to any subsequent Loss in the same manner as specified in such primary Underlying Policy. Nothing in this subsection shall preclude the Insurer of this Policy from considering any of the other terms, conditions, limitations and exclusions of this Policy, the Followed Policy, or any Underlying Policy, in determining whether any Loss is covered under this Policy. Any payments by the Insureds shall be subject to the same terms and conditions for any such payments by the insurer(s) of the Underlying Policies. Any such payments by the Insureds in any Claim shall not be recognized as reducing or exhausting the Underlying Limits for any other Claim.

C. Section IV, **UNDERLYING INSURANCE**, is amended by adding the following subsection:

- Notwithstanding anything in this Policy to the contrary, in the event any insurer of an Underlying Policy reaches an agreement with the Insureds for such insurer to pay covered Loss in an amount less than such insurer's limit of liability, the Insurer of this Policy shall not be liable for any greater percentage of Loss under this Policy than such insurer of such Underlying Policy is liable for, subject to the Aggregate Limit of Liability set forth in the Declarations and the remaining terms and conditions of this Policy. The Insureds agree to provide to the Insurer of this Policy a copy of such agreement. The Insurer of this Policy shall recognize payment by the Insureds pursuant to an agreement between the Insured and the

insurer(s) of the Underlying Policies only if such agreement is limited to issues of coverage under such Underlying Policies, and no other coverage issues, premium amounts, terms or conditions of any other policy.

D. Section III, **DEFINITIONS**, is amended by adding the following:

- "Financially Insolvent" means the status of an insurer resulting from (1) the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate the insurer, or (2) the insurer becoming a debtor-in-possession.

All other terms and conditions of this Policy remain unchanged.

Authorized Representative

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

Named Insured			Endorsement Number
ALL Fidelity Funds			5
Policy Symbol	Policy Number	Policy Period	Effective Date of Endorsement
DOX	G21661612 008	07/01/2013 to 07/01/2014	07/01/2013
Issued By (Name of Insurance Company)			
Westchester Fire Insurance Company			

Amend to Excess Bond

It is agreed that the form is amended as follows:

1. Wherever the term "policy" appears, it shall be replaced by the term "crime insurance bond."
2. The first four lines of the Declarations Page are deleted in their entirety and the following is inserted:

   This Bond is issued by the stock insurance company listed above (herein "Insurer").

3. Any reference to a Discovery Period Premium, including within Item 6 of the Declarations, is deleted in its entirety.

4. Item 7 of the Declarations is deleted in its entirety and the following is inserted;

   Notice To Insurer

   ACE USA, Professional Risk
   1133 Avenue of the Americas, 32nd Floor
   New York, NY 10036

5. Wherever the term "uninsured retention" appears, it shall be replaced by the term "deductible."

6. The last sentence of Section II, Limit Of Liability, subsection A, is deleted in its entirety and the following is inserted:

   The Insurer shall then be liable to pay only covered Loss in excess of such Underlying Limit up to its Aggregate Limit of Liability as set forth in Item 5 of the Declarations, which shall be the maximum aggregate liability of the Insurer under this bond with respect to all Loss on account of all claims or occurrences otherwise covered during the Bond Period irrespective of the time of payment by the Insurer.

7. The first sentence of Section III, Definitions, subsection A, is deleted in its entirety.

8. Section III, Definitions, subsection D, is amended by replacing the phrase "inapplicable to the Underlying Policy" with "applicable to the Followed Policy".

9. Section IV, Underlying Insurance, subsection C, is deleted in its entirety and the following is inserted:

   If during the Bond Period the terms, conditions, exclusions or limitations of the Followed Bond are changed in any manner, or differ in any respect from the binders for such Followed Bond, the Insureds shall as a condition precedent to their rights to coverage under this bond give to the Insurer written notice of the full particulars thereof as soon as practicable but in no event later than 30 days following the effective date of such change. This bond shall become subject to any such changes upon the effective date of the changes in the Followed Bond, provided that the Insureds shall pay any additional premium reasonably required by the Insurer for such changes.

10. Section V, General Conditions, subsections A and E, are deleted in their entirety.

All other terms and conditions of this form remain unchanged

Authorized Representative

TRADE OR ECONOMIC SANCTIONS ENDORSEMENT

Named Insured **ALL Fidelity Funds**			Endorsement Number **6**
Policy Symbol **DOX**	Policy Number **G21661612 008**	Policy Period **07/01/2013 to 07/01/2014**	Effective Date of Endorsement **07/01/2013**
Issued By (Name of Insurance Company) **Westchester Fire Insurance Company**			

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance, including, but not limited to, the payment of claims. All other terms and conditions of the policy remain unchanged.

Authorized Agent

ace usa

U.S. Treasury Department's Office Of Foreign Assets Control ("OFAC") Advisory Notice to Policyholders

This Policyholder Notice shall not be construed as part of your policy and no coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

ACE Producer Compensation
Practices & Policies

ACE believes that policyholders should have access to information about ACE's practices and policies related to the payment of compensation to brokers and independent agents. You can obtain that information by accessing our website at http://www.aceproducercompensation.com or by calling the following toll-free telephone number: 1-866-512-2862.

EXCESS FOLLOW-FORM BOND DECLARATIONS
THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

EVEREST REINSURANCE COMPANY
477 Martinsville Road
P.O. Box 830 Liberty Corner, NJ 07938-0830

BOND NUMBER: FL5FD00012-131 **RENEWAL OF: FL5FD00012-121**

PRODUCER NAME: Willis Executive Risk

**ADDRESS: Three Copley Place, Suite 300
Boston, MA 02116**

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

ITEM 1. NAMED INSURED: All Fidelity Funds

**ADDRESS: c/o FMR LLC
82 Devonshire Street, Mail Zone F3D
Boston, MA 02109**

ITEM 2: BOND PERIOD: FROM July 1, 2013 TO July 1, 2014
12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

ITEM 3. AGGREGATE LIMIT OF LIABILITY: $ 10,000,000

EXCESS OF: $ 25,000,000

ITEM 4. SINGLE LOSS LIMIT OF LIABILITY: $ 10,000,000

ITEM 5. UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)

A. PRIMARY BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
National Union Fire Insurance Co. of Pittsburgh, PA.	04-406-40-33	07/01/13-07/01/14	$15,000,000	$15,000,000

B. UNDERLYING BOND

Bond Issuer	Bond No.	Bond Period	Single Loss Limit	Aggregate Limit
ACE American Insurance Co.	DOX G11661612 008	07/01/13-07/01/14	$10,000,000	$10,000,000

C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND):

$25,000,000

ITEM 6. BOND PREMIUM: $54,570

ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:

Rider	**Rider Number**
Absolute Tie-In Limit	EFI 03 21 06 09

THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.

COUNTERSIGNED October 1, 2013 BY [signature]

DATE AUTHORIZED REPRESENTATIVE

EXCESS FOLLOW-FORM BOND

THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
PLEASE READ THE ENTIRE POLICY CAREFULLY.

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period." It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

SECTION II - LIMIT OF LIABILITY

A. Aggregate Limit of Liability

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

B. Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

SECTION III – DEFINITIONS

A. "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

B. "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

C. "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

D. "Primary Bond" means the bond designated under **Item 5.A**. of the Declarations.

E. "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

SECTION IV – CONDITIONS

A. Maintenance of Limit of Liability of Underlying Bond

The "Underlying Bond(s)" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

B. Exhaustion of Limit of Liability of Underlying Bond

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial

impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

C. Changes to Underlying Bond

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

D. Bond Cancellation

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.
2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.
3. The bond period will end on the day and hour stated in the cancellation notice.
4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.
5. If you cancel, earned premium will be calculated based on short rate tables.
6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.
7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

E. Underlying Bond Cancellation

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

F. Notice of Loss

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company
477 Martinsville Road, P.O. Box 830
Liberty Corner, NJ 07938

G. Claim Participation

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

This policy is signed by officers of the Company shown on the Declarations page of this policy.

For: Everest Reinsurance Company

Executive Vice President/CFO

Secretary

THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.

ABSOLUTE TIE-IN LIMIT

Named Insured: All Fidelity Funds

Endorsement No.: 1

Policy No.: FL5FD00012-131

Effective date of Endorsement: 07/01/13

Issuing Company: Everest Reinsurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

Insurer	Named Insured	Type of Policy	Policy No.	Policy Period
Everest National Insurance Company.	All Fidelity Funds	Excess E&O	FL5EE00035-131	07/01/13-07/01/14

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Everest National Insurance Company
Everest Indemnity Insurance Company
Everest Security Insurance Company
Everest Reinsurance Company

EVEREST.

Claim Reporting Guidelines

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

The preferred method for notifying Everest of a claim would be via e-mail. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

By E-mail:
Claims E-mail: everestnationalnjclaim@everestre.com

By Mail:
Casualty Claims Department
Everest National Insurance Company
P.O. Box 830
477 Martinsville Road
Liberty Corner, NJ 07938

By Facsimile:
Fax Claims: (866) 283-4856

Consult Your Policy for Loss Reporting Requirements

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington DC 20005

INVESTMENT COMPANY BLANKET BOND
(EXCESS)

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

1401 H St. NW
Washington, DC 20005

DECLARATIONS

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

Item 1. Name of Insured (the "Insured") — **All Fidelity Funds** (as defined in the Primary Bond)

Bond Number **87153313B**

Principal Office: c/o FMR LLC, 82 Devonshire Street, F3D, Boston, MA 02109

Mailing Address: c/o FMR LLC, 82 Devonshire Street, F3D, Boston, MA 02109

Item 2. Bond Period: from 12:01 a.m. on July 1, 2013 to 12:01 a.m. on July 1, 2014, or the earlier effective date of the termination of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability--

	LIMIT OF LIABILITY	DEDUCTIBLE AMOUNT [1]
A--FIDELITY	$15,000,000	$35,000,000
B--ON PREMISES	$15,000,000	$35,000,000
C--INTRANSIT	$15,000,000	$35,000,000
D--FORGERY OR ALTERATION	$15,000,000	$35,000,000
E--SECURITIES	$15,000,000	$35,000,000
F--COUNTERFEIT CURRENCY	$15,000,000	$35,000,000
G--UNCOLLECTIBLE ITEMS OF DEPOSIT	$15,000,000	$35,000,000
H--AUDIT EXPENSE	$15,000,000	$35,000,000
I--COMPUTER SYSTEMS	$15,000,000	$35,000,000
J--CUSTOMER VOICE INITIATED TRANSFERS	$15,000,000	$35,000,000
K--TELEFACSIMILE TRANSFER FRAUD	$15,000,000	$35,000,000

[1] Plus the applicable deductible of the Primary Bond

Item 4.

2(A) Primary Policy No. 1:

Company: National Union Fire Insurance Company of Pittsburgh, PA
Policy Number: 04-406-40-33
Limit of Liability: $15,000,000

2(B) First Excess Policy:

Company: ACE American Insurance Company
Policy Number: DOX G21661612 008
Limit of Liability: $10,000,000 excess of $15,000,000

2(C) First Excess Policy:

Company:	Everest Reinsurance Company
Policy Number:	FL5FD00012-131
Limit of Liability:	$10,000,000 excess of $25,000,000

Item 5. The liability of ICI Mutual Insurance Company, a Risk Retention Group (the "Underwriter") is subject to the terms of the following Riders attached hereto:

Riders: 1

and of all Riders applicable to this bond issued during the Bond Period.

By: ____________________
Authorized Representative

NOTICE

This policy is issued by your risk retention group. Your risk retention group may not be subject to all of the insurance laws and regulations of your state. State insurance insolvency guaranty funds are not available for your risk retention group.

ICI Mutual Insurance Company, a Risk Retention Group ("Underwriter"), in consideration of the required premium, and in reliance on the application and all other information furnished to the Underwriter by the Insured, and subject to and in accordance with the Declarations, General Agreements, Provisions, Conditions and Limitations of this bond, agrees to indemnify the Insured for loss, discovered during the Bond Period, which would otherwise have been paid under the **Primary Bond** but for the fact that the loss exceeds the limit of liability of such Primary Bond. Coverage under this bond shall follow the terms and conditions of the **Primary Bond,** except with respect to:

a. Any coverage exceptions specified by riders attached to this bond;

b. The deductible amounts and limits of liability as stated in ITEM 3. of the Declarations; and

c. The General Agreements, Provisions, Conditions and Limitations set forth herein.

GENERAL AGREEMENTS

A. CHANGE OR MODIFICATION OF PRIMARY BOND

If after the inception date of this bond the **Primary Bond** is changed or modified, written notice of any such change or modification shall be given to the Underwriter as soon as practicable, not to exceed thirty (30) days after such change or modification, together with such information as the Underwriter may request. There shall be no coverage under this bond for any loss arising from or in any way related to such change or modification until such time as the Underwriter is advised of and specifically agrees by written endorsement to provide coverage for such change or modification.

B. LOSS--NOTICE--PROOF--LEGAL PROCEEDINGS

This bond is for the use and benefit only of the Insured and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured (except that if the Insured includes such other loss in the Insured's proof of loss, the Underwriter shall consider its liability therefor.) As soon as practicable and not more than sixty (60) days after discovery of any loss covered hereunder, the Insured shall give the Underwriter written notice thereof and, as soon as practicable and within one year after such discovery, shall also furnish to the Underwriter affirmative proof of loss with full particulars. The Underwriter may extend the sixty day notice period or the one year proof of loss period if the Insured requests an extension and shows good cause therefor.

The Underwriter shall not be liable hereunder for loss of Securities unless each of the Securities is identified in such proof of loss by a certificate or bond number or by such identification means as the Underwriter may require. The Underwriter shall have a reasonable period after receipt of a proper affirmative proof of loss within which to investigate the claim, but where the loss is of Securities and is clear and undisputed, settlement shall be made within forty-eight (48) hours even if the loss involves Securities of which duplicates may be obtained.

The Insured shall not bring legal proceedings against the Underwriter to recover any loss hereunder prior to sixty (60) days after filing such proof of loss or subsequent to twenty-four (24) months after the discovery of such loss or, in the case of a legal proceeding to recover hereunder on account of

any judgment against the Insured in or settlement of any suit or to recover court costs or attorneys' fees paid in any such suit, twenty-four (24) months after the date of the final judgment in or settlement of such suit. If any limitation in this bond is prohibited by any applicable law, such limitation shall be deemed to be amended to be equal to the minimum period of limitation permitted by such law.

Notice hereunder shall be given to Manager, Professional Liability Claims, ICI Mutual Insurance Company, 1401 H St. NW, Washington, DC 20005.

PROVISIONS, CONDITIONS AND LIMITATIONS

SECTION 1. DEFINITIONS

a. **Deductible Amount** means the amount stated in ITEM 3. of the Declarations, applicable to each Single Loss. In no event shall this **Deductible Amount** be reduced for any reason, including but not limited to, the non-existence, invalidity, insufficiency or uncollectibility of any **Underlying Bond(s)**, including the insolvency or dissolution of any Insurer providing coverage under any **Underlying Bond(s)**.

b. **Primary Bond** means the bond scheduled in ITEM 5. of the Declarations or any bond that may replace or substitute for such bond.

c. **Single Loss** means:

(1) all loss resulting from any one actual or attempted theft committed by one person, or

(2) all loss caused by any one act (other than a theft or a dishonest or fraudulent act) committed by one person, or

(3) all loss caused by dishonest or fraudulent acts committed by one person, or

(4) all expenses incurred with respect to any one audit or examination, or

(5) all loss caused by any one occurrence or event other than those specified in subsections (1) through (4) above.

d. **Underlying Bond** means the **Primary Bond** and all other insurance coverage referred to in ITEM 4. of the Declarations.

SECTION 2. SINGLE LOSS LIMIT OF LIABILITY

The Underwriter's liability for each **Single Loss** shall not exceed the Limit of Liability as stated in ITEM 3. of the Declarations.

SECTION 3. DISCOVERY

For all purposes under this bond, a loss is discovered, and discovery of a loss occurs, when the Insured

(1) becomes aware of facts, or

(2) receives notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that loss covered

by this bond has been or is likely to be incurred even though the exact amount or details of loss may not be known.

SECTION 4. ASSIGNMENT OF RIGHTS

Upon payment to the Insured hereunder for any loss, the Underwriter shall be subrogated to the extent of such payment to all of the Insured's rights and claims in connection with such loss; provided, however, that the Underwriter shall not be subrogated to any such rights or claims one named Insured under this bond may have against another named Insured under this bond. At the request of the Underwriter, the Insured shall execute all assignments or other documents and take such action as the Underwriter may deem necessary or desirable to secure and perfect such rights and claims, including the execution of documents necessary to enable the Underwriter to bring suit in the name of the Insured.

Assignment of any rights or claims under this bond shall not bind the Underwriter without the Underwriter's written consent.

SECTION 5. COOPERATION OF INSURED

At the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall:

a. submit to examination by the Underwriter and subscribe to the same under oath, and

b. produce for the Underwriter's examination all pertinent records, and

c. cooperate with the Underwriter in all matters pertaining to the loss.

The Insured shall execute all papers and render assistance to secure for the Underwriter the rights and causes of action provided for under this bond. The Insured shall do nothing after loss to prejudice such rights or causes of action.

SECTION 6. TERMINATION

The Underwriter may terminate this bond as to any Insured or all Insureds only by written notice to such Insured or Insureds and, if this bond is terminated as to any investment company registered under the Investment Company Act of 1940, to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C., in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

The Insured may terminate this bond only by written notice to the Underwriter not less than sixty (60) days prior to the effective date of the termination specified in such notice. Notwithstanding the foregoing, when the Insured terminates this bond as to any investment company registered under the Investment Company Act of 1940, the effective date of termination shall be not less than sixty (60) days from the date the Underwriter provides written notice of the termination to each such investment company terminated thereby and to the Securities and Exchange Commission, Washington, D.C.

This bond will terminate as to any Insured entity that is not an investment company registered under the Investment Company Act of 1940 immediately and without notice upon (1) the takeover of such Insured's business by any State or Federal official or agency, or by any receiver or

liquidator, or (2) the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured.

Premiums are earned until the effective date of termination. The Underwriter shall refund the unearned premium computed at short rates in accordance with the Underwriter's standard short rate cancellation tables if this bond is terminated by the Insured or pro rata if this bond is terminated by the Underwriter.

Upon the detection by any Insured that an employee (as defined in the **Primary Bond**) has committed any dishonest or fraudulent act(s) or theft, the Insured shall immediately remove such employee from a position that may enable such employee to cause the Insured to suffer a loss by any subsequent dishonest or fraudulent act(s) or theft. The Insured, within two (2) business days of such detection, shall notify the Underwriter with full and complete particulars of the detected dishonest or fraudulent act(s) or theft.

For purposes of this section, detection occurs when any partner, officer, or supervisory employee of any Insured, who is not in collusion with such employee, becomes aware that the employee has committed any dishonest or fraudulent act(s) or theft.

This bond shall terminate as to any employee (as defined in the **Primary Bond**) by written notice from the Underwriter to each Insured and, if such employee is an employee of an Insured investment company registered under the Investment Company Act of 1940, to the Securities and Exchange Commission, in all cases not less than sixty (60) days prior to the effective date of termination specified in such notice.

SECTION 7. CONFORMITY

If any limitation within this bond is prohibited by any law controlling this bond's construction, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

SECTION 8. CHANGE OR MODIFICATION

This bond may only be modified by written Rider forming a part hereof over the signature of the Underwriter's authorized representative. Any Rider which modifies the coverage provided by Insuring Agreement A, Fidelity (or the equivalent insuring agreement) of the Primary Bond in a manner which adversely affects the rights of an Insured investment company registered under the Investment Company Act of 1940 shall not become effective until at least sixty (60) days after the Underwriter has given written notice thereof to the Securities and Exchange Commission, Washington, D.C., and to each Insured investment company registered under the Investment Company Act of 1940 affected thereby.

SECTION 9. DEDUCTIBLE AMOUNT; LIMIT OF LIABILITY

The Underwriter shall not be liable under any Insuring Agreement unless the amount of the loss covered thereunder, after deducting the net amount of all reimbursement and/or recovery received by the Insured with respect to such loss (other than from the **Primary Bond** or from any other bond, suretyship or insurance policy), shall exceed the applicable **Deductible Amount**; in such case the Underwriter shall be liable only for such excess, subject to the applicable Limit of Liability and other agreements, provisions, conditions and limitations of this bond.

The maximum liability of the Underwriter for any Single Loss covered by any Insuring Agreement under this bond shall be the Limit of Liability applicable to such Insuring Agreement, subject to the applicable **Deductible Amount** and the other agreements, provisions, conditions and limitations of this bond.

SECTION 10. COMPLIANCE WITH APPLICABLE TRADE AND ECONOMIC SANCTIONS

This bond shall not be deemed to provide any coverage, and the Underwriter shall not be required to pay any loss or provide any benefit hereunder, to the extent that the provision of such coverage, payment of such loss or provision of such benefit would cause the Underwriter to be in violation of any applicable trade or economic sanctions, laws or regulations, including, but not limited to, any sanctions, laws or regulations administered and enforced by the U.S. Department of Treasury Office of Foreign Assets Control (OFAC).

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND
(EXCESS BOND)

RIDER NO. 1

INSURED		BOND NUMBER
All Fidelity Funds		**87153313B**
EFFECTIVE DATE	**BOND PERIOD**	**AUTHORIZED REPRESENTATIVE**
July 1, 2013	**July 1, 2013 to July 1, 2014**	

Most property and casualty insurers, including ICI Mutual Insurance Company, a Risk Retention Group ("ICI Mutual"), are subject to the requirements of the Terrorism Risk Insurance Act of 2002 (the "Act"). The Act establishes a Federal insurance backstop under which ICI Mutual and these other insurers will be partially reimbursed for future **"insured losses"** resulting from certified **"acts of terrorism."** (Each of these **bolded terms** is defined by the Act.) The Act also places certain disclosure and other obligations on ICI Mutual and these other insurers.

Pursuant to the Act, any future losses to ICI Mutual caused by certified **"acts of terrorism"** will be partially reimbursed by the United States government under a formula established by the Act. Under this formula, the United States government will reimburse ICI Mutual for 85% of ICI Mutual's **"insured losses"** in excess of a statutorily established deductible until total insured losses of all participating insurers reach $100 billion. If total "insured losses" of all property and casualty insurers reach $100 billion during any applicable period, the Act provides that the insurers will not be liable under their policies for their portions of such losses that exceed such amount. Amounts otherwise payable under this bond may be reduced as a result.

Coverage under this bond remains subject to all applicable terms, conditions and limitations of the bond (including exclusions) that are permissible under the Act. The portion of the premium that is attributable to any coverage potentially available under the bond for **"acts of terrorism"** is one percent (1%).